Exhibit 1.01
Conflict Minerals Report of Columbus McKinnon Corporation
in Accordance with Rule 13p-1, Form SD under the Securities Exchange Act of 1934, for the year ended December 31, 2016.

This is the Conflict Minerals Report ("Report") of Columbus McKinnon Corporation (“CMCO”) for calendar year 2016 in accordance with Rule 13p-1 ( the “Rule”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of terms used in this Report, unless otherwise defined herein.

1. Introduction

Columbus McKinnon Corporation is a designer, manufacturer and marketer of hoists, rigging     tools, cranes, actuators, and other material handling products serving a wide variety of commercial and industrial end-user markets. In September 2015, CMCO acquired Magnetek, Inc., which is a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator and mining applications. Certain products that we manufacture or contract to manufacture contain materials or components containing tin, tantalum, tungsten and/or gold (“3TG”) that are necessary to the functionality of those products.

This Report describes the measures that CMCO has taken to exercise in good faith a reasonable country of origin inquiry regarding the 3TG contained in its products. CMCO’s reasonable country of origin inquiry was reasonably designed to determine whether any of the 3TG originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the "Covered Countries") and whether any of the 3TG may be from recycled or scrap sources.

Due to the depth of our supply chain, CMCO is many steps removed from the sources of ore from which these 3TG are produced and the smelters/refiners that process those ores. The efforts undertaken to identify the countries of origin of those ores reflect our circumstances and position in the supply chain. We must rely upon our direct suppliers, many of which are not subject to the Rule, to canvas their upstream suppliers to provide information on the origin of the 3TG in the components and materials which we purchase and incorporate into our product lines.

2. Due Diligence

CMCO’s due diligence procedures were designed to conform, in all material respects to the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”). In accordance with the OECD Guidance, we took the following measures as part of our due diligence process.

•	Adopted a Conflict Minerals Policy, which can be located on our website at http://www.cmworks.com/public/49714/CMCO%20Conflict%20Minerals%20Policy.pdf.

•	Revised our standard terms and conditions for North American suppliers to include a conflict minerals clause.

•
Identified the components of our current products lines that may contain conflict minerals and through our global purchasing department identified the suppliers through which those components are sourced.

•	Those suppliers were asked to complete the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template.

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute assurance regarding the country of origin of the conflict minerals. Our due diligence processes are primarily based on requesting information from our direct suppliers, and those suppliers requesting similar information within their supply chain to identify the original sources of the necessary conflict minerals. As such, our efforts are dependent on the information provided by our suppliers, which may be inaccurate or incomplete.

In total, we surveyed 253 suppliers. We received responses from approximately 81% of the suppliers surveyed and made follow-up inquires to each supplier surveyed who did not respond to the initial request. We also made follow-up inquires to suppliers that provided incomplete responses.

Despite having conducted a good faith reasonable country of origin inquiry, at this time CMCO is unable to determine with any reasonable degree of certainty the origin of 3TG in our product lines, and, therefore, cannot exclude the possibility that some may have originated in the Covered Countries. As a result, we are required under the Rule to submit to the SEC this Report as an Exhibit to Form SD.

3. Future Mitigation Strategy

We will continue to communicate our expectations with our Conflict Minerals Policy to our     direct suppliers. We will continue to make inquiries to our direct suppliers and provide training and guidance to them regarding our Conflict Minerals Policy when appropriate. If we determine that any supplier is, or a reasonable risk exists that it may be, violating our Conflict Minerals Policy, we will require the supplier to devise and undertake suitable corrective action to move to a conflict free source. If suitable action is not taken, we will look to alternative sources for the product.